UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

26 April 2019
Pearson plc
(the "Company")

Results of Annual General Meeting 2019

Pearson plc held its annual general meeting at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 25 March 2019 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution.  The Company's issued share capital on 26 April 2019 was 781,417,120 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 80.74%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2018 report and accounts	630,479,826	99.98	129,330	0.02	630,609,156	80.70%	322,860
2	To declare a final dividend	630,763,864	99.98	124,160	0.02	630,888,024	80.74%	43,992
3	To re-elect Elizabeth Corley	627,706,830	99.51	3,069,633	0.49	630,776,463	80.72%	155,553
4	To re-elect Vivienne Cox	628,928,573	99.71	1,838,913	0.29	630,767,486	80.72%	159,530
5	To re-elect John Fallon	630,190,100	99.89	666,309	0.11	630,856,409	80.73%	75,607
6	To re-elect Josh Lewis	629,072,236	99.73	1,704,404	0.27	630,776,640	80.72%	155,376
7	To re-elect Linda Lorimer	630,500,823	99.96	276,311	0.04	630,777,134	80.72%	154,882
8	To re-elect Michael Lynton	623,403,576	99.62	2,353,846	0.38	625,757,422	80.08%	5,174,594
9	To re-elect Tim Score	585,635,326	99.50	2,949,210	0.50	588,584,536	75.32%	42,347,480
10	To re-elect Sidney Taurel	627,330,412	99.45	3,474,990	0.55	630,805,402	80.73%	126,614
11	To re-elect Lincoln Wallen	630,368,159	99.94	401,766	0.06	630,769,925	80.72%	162,091
12	To re-elect Coram Williams	628,930,343	99.69	1,935,263	0.31	630,865,606	80.73%	66,410
13	To approve the annual remuneration report	617,786,062	97.93	13,041,115	2.07	630,827,177	80.73%	104,839
14	To re-appoint the auditors	598,560,393	94.88	32,318,203	5.12	630,878,596	80.74%	53,420
15	To determine the remuneration of the auditors	628,930,751	99.69	1,924,243	0.31	630,854,994	80.73%	72,522
16	To authorise the company to allot ordinary shares	561,600,685	89.02	69,238,744	10.98	630,839,429	80.73%	92,587
17	To waive the pre-emption rights	630,474,373	99.95	325,412	0.05	630,799,785	80.73%	132,107
18	To waive the pre-emption rights - additional percentage	616,821,980	97.78	13,975,479	2.22	630,797,459	80.72%	134,433
19	To authorise the company to purchase its own shares	624,083,306	98.92	6,786,558	1.08	630,869,864	80.73%	62,028
20	To approve the holding of general meetings on 14 clear days' notice	605,007,012	96.29	23,319,351	3.71	628,326,363	80.41%	2,605,529

* Votes withheld are not legal votes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 April 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary